Exhibit 15.4

SYSTEM LINK CORPORATION LIMITED

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	2
Consolidated Statements of Operations and Comprehensive Loss for the Period from May 26, 2014 (Date of Establishment) to December 31, 2014 and the Year Ended December 31, 2015	3
Consolidated Balance Sheets as of December 31, 2014 and 2015	4
Consolidated Statements of Changes in Equity for the Period from May 26, 2014 (Date of Establishment) to December 31, 2014 and the Year Ended December 31, 2015	5
Consolidated Statements of Cash Flows for the Period from May 26, 2014 (Date of Establishment) to December 31, 2014 and the Year Ended December 31, 2015	6
Notes to Consolidated Financial Statements	7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of System Link Corporation Limited:

We have audited the accompanying consolidated financial statements of System Link Corporation Limited, its subsidiaries and variable interest entity (the “Group”) which comprise the balance sheet as of December 31, 2015, and the related consolidated statements of operations and comprehensive loss, change in equity, and cash flows for the year then ended, and the related notes to the financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Group as of December 31, 2015, and the results of their operations and their cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Our audit also comprehended the translation of Renminbi amounts into United States dollar amounts and, in our opinion, such translation has been made in conformity with the basis stated in Note 3. Such United States dollar amounts are presented solely for the convenience of readers in the United States of America.

/s/ Deloitte Touche Tohmatsu Certified Public Accountants LLP

Shanghai, China

April 11, 2016

SYSTEM LINK CORPORATION LIMITED

CONSOLIDATED STATEMENT OF OPERATIONS AND COMPREHENSIVE LOSS

FOR THE PERIOD FROM DATE OF ESTABLISHMENT TO DECEMEMBER 31, 2014 AND FOR

THE YEAR ENDED DECEMBER 31, 2015

	For the period from May 26, 2014 (date of establishment) to December 31, 2014	Year ended December 31, 2015	Year ended December 31, 2015
	RMB (Unaudited)	RMB	US$ (Note 3)
Net revenues	—	547,593	84,534
Cost of revenue	—	(7,105,782)	(1,096,944)

Gross loss	—	(6,558,189)	(1,012,410)
Operating expenses:
Product development	—	(13,463,378)	(2,078,387)
Sales and marketing	—	(9,736,145)	(1,503,002)
General and administrative	(33,355)	(755,732)	(116,665)

Total operating expenses	(33,355)	(23,955,255)	(3,698,054)

Loss from operations	(33,355)	(30,513,444)	(4,710,464)
Interest income	—	14,165	2,187
Other income and expenses, net	—	1,461,875	225,675

Loss before income tax benefit	(33,355)	(29,037,404)	(4,482,602)
Income tax benefit	—	6,929,847	1,069,784

Net loss	(33,355)	(22,107,557)	(3,412,818)

Net income (loss) attributable to:
noncontrolling interest	—	91	14
System Link Corporation Limited	(33,355)	(22,107,648)	(3,412,832)

Other comprehensive income	—	6,546,512	1,010,607

Total comprehensive loss	(33,355)	(15,561,045)	(2,402,211)

Comprehensive income (loss) attributable to:
noncontrolling interest	—	99	15
System Link Corporation Limited	(33,355)	(15,561,144)	(2,402,226)

The accompanying notes are an integral part of these consolidated financial statements.

SYSTEM LINK CORPORATION LIMITED

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2014 AND 2015

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
	(Unaudited)		(Note 3)
ASSETS
Current assets:
Cash and cash equivalents	—	16,140,861	2,491,720
Accounts receivable	—	82,178	12,686
Amounts due from a related party	—	273,316	42,193
Advances to suppliers	—	373,135	57,602
Prepayments and other current assets	—	351,414	54,249
Valued-added tax recoverable	—	860,836	132,890

Total current assets	—	18,081,740	2,791,340

Deferred tax assets	—	6,929,847	1,069,784
Property and equipment, net	—	8,284,643	1,278,928
Intangible assets, net	—	63,384,751	9,784,919
Other long-lived asset	—	324,680,000	50,121,955

Total assets	—	421,360,981	65,046,926

LIABILITIES
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the Group of nil and 630,613 as of December 31, 2014 and 2015, respectively)	—	12,578,815	1,941,834
Amounts due to related parties (including amounts due to related parties of the consolidated VIE without recourse to the Group of nil and 1,343,088 as of December 31, 2014 and 2015, respectively)	—	1,523,790	235,233
Deferred revenue (including deferred revenue of the consolidated VIE without recourse to the Group of nil and 35,616 as of December 31, 2014 and 2015, respectively)	—	35,616	5,498
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of nil and 1,277,776 as of December 31, 2014 and 2015, respectively)	33,355	2,684,725	414,450

Total current liabilities	33,355	16,822,946	2,597,015

Total liabilities	33,355	16,822,946	2,597,015

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.1 par value per share, 1 share issued and outstanding as of December 31, 2014; US$1,000 par value per share, 12,000 shares issued and outstanding as of December 31, 2015)	—	73,476,548	11,342,824
Additional paid-in capital	—	346,655,500	53,514,388
Accumulated other comprehensive loss		6,546,504	1,010,606
Accumulated deficit	(33,355)	(22,141,003)	(3,417,982)
Noncontrolling interest	—	486	75

Total shareholders’ equity	(33,355)	404,538,035	62,449,911

Total liabilities and shareholders’ equity	—	421,360,981	65,046,926

The accompanying notes are an integral part of these consolidated financial statements.

SYSTEM LINK CORPORATION LIMITED

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE PERIOD FROM MAY 26, 2014 (DATE OF ESTABLISHMENT) TO DECEMBER 31, 2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

	System Link Corporation Limited shareholder’s equity
	Ordinary shares		Additional paid-in capital	Accumulated other comprehensive loss	Accumulated deficit	Equity attributable to System Link Corporation Limited	Noncontrolling interest	Total Equity
	Number of shares	Amount RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as of May 26, 2014 (date of establishment) (Unaudited)	—	—	—	—	—	—	—	—

Capital contribution from shareholders	1	—	—	—	—	—	—	—
Net loss	—	—	—	—	(33,355)	(33,355)	—	(33,355)

Balance as of December 31, 2014 (Unaudited)	1	—	—	—	(33,355)	(33,355)	—	(33,355)

Capital contribution from shareholders	11,999	73,476,548	346,655,500	—	—	420,132,048	387	420,132,435
Currency translation adjustments	—	—	—	6,546,504	—	6,546,504	8	6,546,512
Net income (loss)	—	—	—	—	(22,107,648)	(22,107,648)	91	(22,107,557)

Balance as of December 31, 2015	12,000	73,476,548	346,655,500	6,546,504	(22,141,003)	404,537,549	486	404,538,035

Balance as of December 31, 2015 (US$ except share data, Note 3)	12,000	11,342,824	53,514,388	1,010,606	(3,417,982)	62,449,836	75	62,449,911

The accompanying notes are an integral part of these consolidated financial statements.

SYSTEM LINK CORPORATION LIMITED CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE PERIOD FROM MAY 26, 2014 (DATE OF ESTABLISHMENT) TO DECEMBER 31,

2014 AND FOR THE YEAR ENDED DECEMBER 31, 2015

	2014	2015	2015
	RMB	RMB	US$
	(Unaudited)		(Note 3)
Cash flows from operating activities:
Net loss	(33,355)	(22,107,557)	(3,412,818)
Adjustments for:
Depreciation and Amortization	—	2,491,735	384,658
Deferred tax assets	—	(6,929,847)	(1,069,784)
Exchange gain	—	(1,461,875)	(225,675)
Changes in operating assets and liabilities:
Change in account receivable	—	(82,178)	(12,686)
Change in amount due from a related party	—	(273,316)	(42,193)
Change in prepayments and other current assets	—	(351,414)	(54,249)
Change in advances to suppliers	—	(373,135)	(57,602)
Change in value-added recoverable	—	(860,836)	(132,890)
Change in accounts payable	—	8,538,365	1,318,096
Change in amount due to related parties	—	1,523,790	235,233
Change in accrued expenses and other current liabilities	33,355	2,651,370	409,300
Change in deferred revenue	—	35,616	5,498

Net cash used in operating activities	—	(17,199,282)	(2,655,112)

Cash flows from investing activities:
Purchases of property and equipment	—	(5,184,679)	(800,377)
Payment of upfront license fee (Note7)	—	(324,680,000)	(50,121,955)
Purchases of intangible assets	—	(64,936,000)	(10,024,391)

Net cash used in investing activities:	—	(394,800,679)	(60,946,723)

Cash flows from financing activities:
Capital contribution from shareholders	—	420,132,435	64,857,273

	—
Net cash provided by financing activities:	—	420,132,435	64,857,273

Effect of foreign exchange rate changes on cash and cash equivalents	—	8,008,387	1,236,282

Net increase in cash and cash equivalents	—	16,140,861	2,491,720

Cash and cash equivalents
Beginning of the year	—	—	—

End of the year	—	16,140,861	2,491,720

Supplemental disclosure of non-cash investing and financing activities:
Accrued purchases of property and equipment	—	4,040,450	623,738

The accompanying notes are an integral part of these consolidated financial statements.

SYSTEM LINK CORPORATION LIMITED

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD FROM MAY 26, 2014 (DATE OF ESTABLISHMENT) TO

DECEMBER 31, 2014 (UNAUDITED) AND THE YEAR ENDED DECEMBER 31, 2015

1. ORGANIZATION AND NATURE OF OPERATIONS

The accompanying consolidated financial statements include the financial statements of System Link Corporation Limited (the “Company”), which was incorporated on May 26, 2014 in Hong Kong, its subsidiaries and variable interest entity (“VIE”). The Company, its subsidiaries and VIE are collectively referred to as the “Group”. The Group is a 50/50 joint venture formed by The9 Limited and Qihoo 360 Technology Co., Ltd. to principally engage in the operations of massively multiplayer online games (“MMOGs”) in China. In November 25, 2015, the Group conducted limited open beta test of Firefall, a MMOG and plans to launch Firefall, Cross Fire 2 and other MMOGs in China in the near future.

The Company’s principal subsidiaries and VIE are as follows as of December 31, 2015:

Name of entity	Date of incorporation	Place of incorporation	Relationship	Legal Ownership
Globe Wealthy link Ltd.	Apr/15	Hong Kong	Subsidiary	100%
Oriental Shiny Star Ltd.	Jun/15	Hong Kong	Subsidiary	99.99%
Jiuhuo Qitian Information Technology (Shanghai) Co., Ltd.	Apr/15	Hong Kong	Subsidiary	100%
Shanghai Ao Zhi Network Technology Co., Ltd.	Mar/11	PRC	VIE	None (Note 4)

2. PRINCIPAL ACCOUNTING POLICIES

<1> Basis of presentation

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

<2> Consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE in which it has a controlling financial interest. The results of the subsidiaries are consolidated from the date on which the Company obtained control and continue to be consolidated until the date that such control ceases. A controlling financial interest is typically determined when a company holds a majority of the voting equity interest in an entity. However, if the company demonstrates its ability to control the VIE through its rights to all the residual benefits of the VIE and its obligation to fund losses of the VIE then the entity is consolidated. All intercompany balances and transactions between the Company, its subsidiaries and VIE have been eliminated in consolidation.

PRC laws and regulations currently prohibit or restrict foreign ownership of internet-related business. In September 2009, the General Administration of Press and Publication (“GAPP”) further promulgated the Circular Regarding the Implementation of the Department Reorganization Regulation by State Council and Relevant Interpretation by State Commission Office for Public Sector Reform and the Further Strengthening of the Administration of Pre-approval on Online Games and Approval on Import Online Games, or the GAPP Circular. It is not clear that the regulatory authority of the GAPP applies to the regulation of ownership structures of online game companies based in the PRC. While the GAPP Circular is applicable to the Group and its business in terms of publication and pre-approval of online games, to date, GAPP has not issued any interpretation of Section 4 of the GAPP Circular to specifically invalidate VIE agreements and, to the Group’s knowledge, has not taken any enforcement action under Section 4 of the GAPP Circular against any of the companies that rely on contractual arrangements with VIE to operate online games in the PRC. Therefore, the Group believes that its ability to direct the activities of VIE that most significantly impact their economic performance is not affected by the GAPP Circular.

<3> Use of estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Group’s consolidated financial statements include the allowance for doubtful accounts and prepayment, revenue recognition, assessment of impairment of long-lived assets, consolidation of VIE, valuation allowances for deferred tax assets and contingencies. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

<4> Foreign currency translation

The Group’s reporting currency is Renminbi (“RMB”). The Group’s functional currency is the USD.

Transactions denominated in currencies other than functional currencies, are translated into functional currencies at the exchange rates prevailing at the dates of the transactions. Gains and losses resulting from foreign currency transactions are included in the consolidated statements of operations and comprehensive loss. The aggregate foreign exchange net gain was nil and RMB1.5 million (US$0.2 million) for the period from May 26, 2014 (date of establishment) to December 31, 2014 (unaudited) and year ended December 31, 2015, respectively. Monetary assets and liabilities denominated in foreign currencies are translated into functional currencies using the applicable exchange rates at the balance sheet dates. All such exchange gains and losses are included in other income (expense) in the consolidated statements of operations and comprehensive loss.

<5> Cash and cash equivalents

Cash and cash equivalents represent cash on hand and highly-liquid investments with an original maturity date of three months or less. At December 31, 2015, cash equivalents were comprised primarily of bank deposits. Included in cash and cash equivalents as of December 31, 2014 (unaudited) and 2015 are amounts denominated in US Dollar totaling nil and US$0.05 million, respectively.

The RMB is not a freely convertible currency. The PRC State Administration for Foreign Exchange, under the authority of the People’s Bank of China, controls the conversion of RMB into foreign currencies. The value of the RMB is subject to changes in central government policies and to international economic and political developments affecting supply and demand in China’s foreign exchange trading system market. The Company’s aggregate amount of cash and cash equivalents denominated in RMB amounted to RMB15.8 million (US$2.4 million) as of December 31, 2015.

<6> Allowance for doubtful accounts

Accounts receivable mainly consist of receivables from prepaid card distributors and third party game platforms, and are recorded net of allowance for doubtful accounts. The Group determines the allowances for doubtful accounts when facts and circumstances indicate that the receivable is unlikely to be collected. Allowances for doubtful accounts are charged to general and administrative expenses. If the financial condition of the Group’s customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. The Company provided allowance for doubtful accounts of nil and nil in the period from May 26, 2014 (date of establishment) to December 31, 2014 (unaudited) and year ended December 31, 2015, respectively.

<7> Prepaid royalties and deferred costs

Royalties paid to the licensors of games are initially recognized as prepaid royalties when paid and subsequently recognized as deferred costs upon the customers’ online registration and activation of their online points. Royalties payable to the licensors or receivable from collection agents upon customers’ charging their accounts are initially recorded as deferred costs upon the customers’ online registration and activation of their online points. Deferred costs are then ultimately recognized as cost of services in the consolidated statements of operations and comprehensive loss based upon the actual consumption of game premium features or usage of the game playing time by the customers or when the likelihood that the Group would provide further services to those customers becomes remote.

<8> Property and equipment, net

Property, equipment and software are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Computer and equipment	3 to 4 years
Software	5 years

<9> Intangible assets, net

Intangible assets consist primarily of acquired game licenses.

Acquired game licenses are amortized on a straight-line basis over the shorter of the useful economic life of the relevant online game or license period, which range from two to seven years. Amortization of acquired game licenses commences upon the monetization of the related online game.

<10> Impairment of long-lived assets

The Group evaluates its long-lived assets, including finite-lived intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable or that the useful life is shorter than the Group had originally estimated. The Group assesses the recoverability of the long-lived assets by comparing the carrying amount to the estimated future undiscounted cash flow expected to result from the use of the assets and their eventual disposition. If the sum of the expected undiscounted cash flows is less than the carrying amount of the assets, the Group would recognize an impairment loss based on the fair value of the assets.

Indefinite-lived intangible assets are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test consists of a comparison of the fair value of the intangible asset to its carrying amount. If the carrying amount exceeds the fair value, an impairment loss is recognized in an amount equal to that excess. No impairment of long-lived assets has been recorded.

<11>Revenue recognition

Online game services

The Group earns revenue from provision of online game operation services to players on the Group’s game servers. The Group recognizes revenues when persuasive evidence of an arrangement exists, services are delivered or performed, our price is fixed or determinable and collectability is reasonably assured.

The Group sells its prepaid online points to players. The group also sells the points directly to players via certain online payment platforms. The Group adopts virtual item / service consumption model for the online game services.

Players can access certain games free of charge, but may purchase game points to acquire in-game premium features. The distribution of points to players is typically made by sales of prepaid online points. Fees for prepaid online points are deferred when received. Revenue is recognized over the estimated life of the premium features or as the premium features are consumed.

For in-game premium features that are immediately consumed, revenue is recognized upon consumption. For premium features with a stated expiration time, which range from one to 180 days, revenue is recognized ratably over the period starting from when the feature is first used to the expiration time. For perpetual features with no predetermined expiration, revenue is recognized ratably over the estimated average lives of the perpetual features, which are typically less than one year. When estimating the average lives of the in-game perpetual features, the Group considers the average period that players typically play the game, other player behavior patterns, and factors including the acceptance and popularity of expansion packs, promotional events launched, and market conditions. Future usage patterns of players may differ from the historical usage patterns on which the virtual item / service consumption revenue recognition model is based. The Group continually monitors the operational statistics and usage patterns.

<12>Advances from customers and deferred revenue

Online points that have been sold but not activated are recognized as advances from customers. Online points that have been activated but for which online game services will be rendered in the future are recognized as deferred revenue. Deferred revenue is recognized as income based upon the actual consumption of in-game premium features by players or when the likelihood that the Group would provide further online game service to those customers is remote.

<13>Cost of revenue

Cost of revenue consists primarily of online game royalties, payroll, depreciation, maintenance and rental of internet data center sites, depreciation and amortization of computer equipment and software, intangible assets amortization and other overhead expenses directly attributable to the services provided.

<14>Product development costs

For software development costs, including online games, to be sold or marketed to customers, the Group expenses software development costs incurred prior to reaching technological feasibility. Once a software product has reached technological feasibility, all subsequent software costs for that product are capitalized until that product is released for marketing. After an online game is released, the capitalized product development costs are amortized over the estimated product life. To date, the Group has essentially completed its software development concurrently with the establishment of technological feasibility, and, accordingly, no costs have been capitalized.

For website and internally used software development costs, the Group expenses all costs that are incurred in connection with the planning and implementation phases of development and costs that are associated with repair or maintenance of the existing websites and software. Costs incurred in the application and infrastructure development phase are capitalized and amortized over the estimated product life. Since the inception of the Group, the amount of internally generated costs qualifying for capitalization has been immaterial and, as a result, all website and internally used software development costs have been expensed as incurred.

Product development costs consist primarily of outsourced research and development expenses, payroll, depreciation charge and other overhead expenses for the development of the Group’s proprietary games. Other overhead product development costs include costs incurred by the Group to develop, maintain, monitor, and manage its websites.

<15>Sales and marketing expenses

Sales and marketing expenses consist primarily of advertising and promotional expenses, payroll and other overhead expenses incurred by the Group’s sales and marketing personnel. The Group recorded nil and RMB9.7 million (US$1.5 million) for sales and marketing expenses for the period from May 26, 2014 (date of establishment) to December 31, 2014 (unaudited) and year ended December 31, 2015 respectively.

<16>Income taxes

Current income taxes are provided for in accordance with the laws and regulations applicable to the Group as enacted by the relevant tax authorities. Income taxes are accounted for under the asset and liability method. Deferred taxes are determined based upon differences between the financial reporting and tax bases of assets and liabilities at currently enacted statutory tax rates for the years in which the differences are expected to reverse. The effect on deferred taxes of a change in tax rates is recognized as income in the period of change. A valuation allowance is provided on deferred tax assets to the extent that it is more likely than not that such deferred tax assets will not be realized. The total income tax provision includes current tax expenses under applicable tax regulations and the change in the balance of deferred tax assets and liabilities.

The Group recognizes the impact of an uncertain income tax position at the largest amount that is more-likely-than not to be sustained upon audit by the relevant tax authority. Income tax related interest is classified as interest expenses and penalties as income tax expense.

<17> Certain risks and concentration

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist primarily of cash and cash equivalents, accounts receivable and prepayments and other current assets. As of December 31, 2015, substantially all of the Group’s cash and cash equivalents were held by major financial institutions, which management believes are of high credit worthiness.

<18> Fair value measurements

Fair value is the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability. The fair value measurement guidance provides a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement as follows:

Level 1 inputs are unadjusted quoted prices in active markets for identical assets that the management has the ability to access at the measurement date.

Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active, inputs other than quoted prices that are observable for the asset (i.e., interest rates, yield curves, etc.), and inputs that are derived principally from or corroborated by observable market data by correlation or other means (market corroborated inputs).

Level 3 inputs include unobservable inputs to the valuation methodology that reflect management’s assumptions about the assumptions that market participants would use in pricing the asset. The management develops these inputs based on the best information available, including their own data.

<19>Financial instruments

Financial instruments consist of cash and cash equivalents, accounts receivable and accounts payable. The carrying value of the Group’s cash and cash equivalents, accounts receivable and accounts payable approximate their market values due to the short-term nature of these instruments. The Group does not use derivative instruments to manage risks.

<20> Recent accounting pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued an accounting standard update (“ASU”) on revenue recognition that will be applied to all contracts with customers. The update requires an entity to recognize revenue when it transfers promised goods or services to customers in an amount that reflects what it expects in exchange for the goods or services. It also requires more detailed disclosures to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The guidance will be required to be applied on a retrospective basis, using one of two methodologies, and will be effective for fiscal years beginning after December 15, 2018, with early application permitted only as of annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period. The Company is currently assessing the impact that the guidance will have on the Company’s financial condition and results of operations.

In February 2015, the FASB issued ASU 2015-02 to respond to stakeholders ‘concerns about the current accounting for consolidation of certain legal entities. Stakeholders expressed concerns that current generally accepted accounting principles (GAAP) might require a reporting entity to consolidate another legal entity in situations in which the reporting entity’s contractual rights do not give it the ability to act primarily on its own behalf, the reporting entity does not hold a majority of the legal entity’s voting rights, or the reporting entity is not exposed to a majority of the legal entity’s economic benefits or obligations. Financial statement users asserted that in certain of those situations in which consolidation is ultimately required, deconsolidated financial statements are necessary to better analyze the reporting entity’s economic and operational results. Previously, the FASB issued an indefinite deferral for certain entities to partially address those concerns. However, the amendments in this Update rescind that deferral and address those concerns by making changes to the consolidation guidance. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, to simplify the presentation of deferred income taxes, which requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this Update apply to all entities that present a classified statement of financial position. The current requirement that deferred tax liabilities and assets of a tax-paying component of an entity be offset and presented as a single amount is not affected by the amendments in this Update. The Group has early adopted this guidance during the year ended December 31, 2015 with a retroactive application and record deferred tax asset noncurrent balance of 6,929,847 as of December 31, 2015. The adoption of this guidance did not have a material effect on the Company’s financial condition, results of operations and cash flows.

In January 2016, the FASB issued ASU 2016-01, to improve and to achieve convergence of their respective standards on the accounting for financial instruments and enhance the reporting model for financial instruments to provide users of financial statements with more decision-useful information. The amendments in this Update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments. The Board also is addressing measurement of credit losses on financial assets in a separate project. For public business entities, the amendments in this Update are effective for fiscal years beginning after December 15, 2017, including interim periods within those fiscal years. The adoption of this guidance did not have a material effect on the Company’s financial condition, results of operations and cash flows.

In February 2016, the FASB issued ASU 2016-02, to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The ASU is effective for fiscal years beginning after December 15, 2016, and interim periods thereafter. Early adoption is permitted. The Group do not expects a material effect on the company’s consolidated financial statements when they adopt this guidance .

On March 30, 2016, the FASB issued ASU 2016-09, which simplifies several aspects of the accounting for employee share-based payment transactions for both public and nonpublic entities, including the accounting for income taxes, forfeitures, and statutory tax withholding requirements, as well as classification in the statement of cash flows. For public business entities, the ASU is effective for annual reporting periods beginning after December 15, 2016, including interim periods within those annual reporting periods. Early adoption will be permitted in any interim or annual period for which financial statements have not yet been issued or have not been made available for issuance. If early adoption is elected, all amendments in the ASU that apply must be adopted in the same period. In addition, if early adoption is elected in an interim period, any adjustments should be reflected as of the beginning of the annual period that includes that interim period. The Group is in the process of evaluating the impact of the standard on its consolidated financial statements and expects there will be no material effect on the Company’s consolidated financial statements.

3. CONVENIENCE TRANSLATION

The Group maintains its accounting records and prepares its financial statements in RMB. The United States dollar (“US dollar” or “US$”) amounts disclosed in the accompanying financial statements are presented solely for the convenience of the readers at the rate of US$1.00 = RMB6.4778, representing the noon buying rate in the City of New York for cable transfers of RMB, as certified for customs purposes by the Federal Reserve Bank of New York, on December 31, 2015. Such translations should not be construed as representations that the RMB amounts represent, or have been or could be converted into, United States dollars at that or any other rate.

4. VARIABLE INTEREST ENTITIES

The Group is the primary beneficiary of a VIE, Shanghai Ao Zhi, Network Technology Co., Ltd. which was designed by the Group to comply with PRC regulations that prohibit direct foreign ownership of businesses that operate online games in the PRC.

In 2015, the Group through its subsidiary, Jiuhuo Qitian (the “WOFE”) entered into a few key contractual arrangements with Shanghai Ao zhi Network Technology Co., Ltd. (the “VIE”) that provide the Group with a controlling financial interest over the VIE and upon which the Group concluded that it is required to consolidate these entities pursuant to the guidance in ASC 810.

A summary of the contractual agreements referenced above is as follows:

1)	Loan Agreement. The WOFE entered into loan agreements with each shareholder of the relevant VIE. Pursuant to the terms of these loan agreements, the WOFE granted an interest-free loan to each shareholder of the VIE for the explicit purpose of making a capital contribution to the VIE. The loans have an unspecified term and will remain outstanding for the duration of WOFE or until such time that the WOFE elects to terminate the agreement (which is at the WOFE’s sole discretion) at which point the loans are payable on demand. The shareholders of the VIE may not prepay all or any portion of the loans without the WOFE’s prior written request.

2)	Equity Pledge Agreement. The shareholders of the VIE entered into equity pledge agreements with the WOFE. Under the equity pledge agreements, the shareholders of the VIE pledged all of their equity interests in the VIE to the WOFE as collateral for all of their payments due to the WOFE and to secure performance of all obligations of the VIE and their shareholders under the above loan agreements. In addition, the dividend distributions to the shareholders of VIE, if any, will be deposited in an escrow account over which the WOFE has exclusive control. The pledge shall remain effective until all obligations under such agreements have been fully performed. The shareholder has the obligation to maintain ownership and effective control over the pledged equity. Under no circumstances, without the prior written consent of the WOFE, may the shareholder transfer or otherwise encumber any equity interests in the VIE. If any event of default as provided for therein occurs, the WOFE, as the pledgee, will be entitled to dispose of the pledged equity interests through transfer or assignment and use the proceeds to repay the loans or make other payments due under the above loan agreements up to the loan amounts.

3)	Call Option Agreement. The VIE and their shareholders entered into equity call option agreements with the WOFE. Pursuant to such agreements, the shareholders of the VIE grant the WOFE an irrevocable and exclusive option to purchase the shares of VIE at a purchase price equal to the amount of the registered capital of the VIE or the loan provided by the WOFE, permissible by the then-applicable PRC laws and regulations. WOFE may exercise such right at any time during the term of the agreement. Moreover, under the call option agreements, neither the VIE nor their shareholders may take actions that could materially affect the VIE’ assets, liabilities, operations, equity or other legal rights without the prior written approval of the WOFE, including, without limitation, declaration and distribution of dividends and profits; sale, assignment, mortgage or disposition of, or encumbrances on, the VIE’s equity; merger or consolidation; acquisition of and investment in any third-party entities; creation, assumption, guarantee or incurrence of any indebtedness; entering into other materials contracts. The agreements shall not expire until such time as the WOFE acquires all equity interests of the relevant VIE subject to applicable PRC laws.

4)	Shareholder Voting Proxy Agreement. Each of the VIE’s shareholders executed an irrevocable power of proxy to appoint the WOFE as the attorney-in-fact to act on his or her behalf on all matters pertaining to the VIE and to exercise all of his or her rights as a shareholder of the VIE, including the right to attend shareholders meetings, to exercise voting rights and to appoint directors, a general manager, and other senior management of the VIE. The power of proxy is irrevocable and may only be terminated at the discretion of the WOFE.

5)	Exclusive Technical Service Agreement. Under the exclusive technical service agreement, the VIE agreed to engage the WOFE as their exclusive provider of technology consulting and other services for a service fee equal to 90% of all operating profit generated by the VIE. According to the relevant PRC rules and regulations, related party transactions should be negotiated at the arm’s length basis and apply reasonable transfer pricing methods. However, the determination of service fees is under the sole discretion of the WOFE. These agreements do not have specific clauses on renewal or a term. By virtue of the governance rights the WOFE maintains over the VIE, through the terms of the other agreements noted above, the Company is able to unilaterally renew, extend or amend the service agreements at its discretion.

The Group shall be deemed to have a controlling financial interest in a VIE if it has both of the following characteristics:

a.    The power to direct the activities of a VIE that most significantly impact the VIE’s economic performance; and

b.    The obligation to absorb losses of the VIE that could potentially be significant to the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

In determining the Group has “the power to direct the activities of the VIE that most significantly impact the VIE’ economic performance,” the Group looked to the specific provisions of the Call Option Agreement and Shareholder Voting Proxy Agreement. These agreements, as summarized above, provide the WOFE effective control over all of the corporate and operating decisions of the VIE, and as such, the Group’s management concluded that the WOFE has the requisite power to direct the activities of the VIE that most significantly impact the VIE’ economic performance. In assessing the Group’s obligation to absorb losses, the Group notes that it has funded through the loan agreements all of the entities’ share capital and also provides financial support as necessary to the entities through intercompany transactions. The Group’s rights to receive economic benefits that are significant to the VIE are embodied firstly in the Equity Pledge Agreements that secure the equity owners’ obligations under the relevant agreements, and ascribes to the WOFE all of the economic benefits of the equity interests including rights to any dividends declared. Secondly, the Exclusive Technical Service Agreement further secures the ability of WOFE to receive substantially all of the economic benefits from each of the VIE on behalf of the Group.

In conclusion, because the Group, through its wholly owned subsidiary Jiuhuo Qitian, has (1) the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and (2) the right to receive benefits from the VIE that could potentially be significant to the VIE, it has been deemed to be the primary beneficiary of the VIE and has consolidated the respective VIE since the date of execution of such agreements.

Shareholders of the VIE may potentially have conflicts of interest with the Company, and they may breach their contracts with the PRC subsidiaries or cause such contracts to be amended in a manner contrary to the interests of the Company. As a result, the Company may have to initiate legal proceedings, which involve significant uncertainty. Such disputes and proceedings may significantly disrupt the Company’s business operations and adversely affect the Company’s ability to control the VIE. In light of the fact that most of the shareholders of the VIE are directors, officers, shareholders or employees of the Company or the PRC subsidiaries, management is of the view that the risk that misaligned interests may lead to deconsolidation in the foreseeable future is remote and insignificant.

PRC laws and regulations currently limit foreign ownership of companies that provide Internet content services, which include operating online games. In addition, foreign invested enterprises are currently not eligible to apply for the required licenses for operating online games in the PRC. The Company is incorporated in Hong Kong and is considered a foreign entity under the PRC laws. Due to restrictions on foreign ownership of the provision of online games, the Company is dependent on the licenses held by Shanghai Ao Zhi to conduct its online games business through its subsidiary in the PRC. Shanghai Ao Zhi holds the necessary licenses and approvals that are essential for the online game business. Jiuhuo Qitiani has entered into contractual arrangements with Shanghai Ao Zhi for use of its relevant licenses and websites. Shanghai Ao Zhi is principally owned by certain employees of the Group’s shareholder. Pursuant to certain other agreements and undertakings, the Company in substance controls Shanghai Ao Zhi. In the opinion of the Company’s directors, the Company’s current ownership structures and its contractual arrangements with Shanghai Ao Zhi, and its equity owners as well as its operations, are in compliance with all existing PRC laws and regulations. However, there may be changes and other developments in the PRC laws and regulations or their interpretation. Specifically following the recent promulgation of the GAPP Circular, it is unclear whether the authorities will deem our VIE structure and contractual arrangements with Shanghai Ao Zhi as an “indirect or disguised” way by foreign investors to gain control over or participate in domestic online game operators, and challenge our VIE structure accordingly. If the Company, its PRC subsidiary and VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIE, the Company may lose the ability to consolidate and reflect in its financial statements the financial condition, and results of operation of the VIE.

The Group has concluded that the aforementioned contractual arrangements are legally enforceable and provide the Group with full control of the VIE. However, the aforementioned contractual arrangements with the VIE and their respective shareholders are subject to risks and uncertainties:

•	The VIE or their shareholders could fail to obtain the proper operating licenses or fail to comply with other regulatory requirements. As a result, the PRC government could impose fines, new requirements or other penalties on the VIE or the Group, mandate a change in ownership structure or operations for the VIE or the Group, restrict the VIE or the Group’s use of financing sources or otherwise restrict the VIE or the Group’s ability to conduct business.

•	The aforementioned contractual agreements may be unenforceable or difficult to enforce. The equity pledge agreements may be deemed improperly registered or the VIE or the Group may fail to meet other requirements. Even if the agreements are enforceable, they may be difficult to enforce given the uncertainties in the PRC legal system.

•	The PRC government may declare the aforementioned contractual agreements invalid. They may modify the relevant regulation, have a different interpretation of such regulations, or otherwise determine that the Group or the VIE have failed to comply with the legal obligations required to effectuate such contractual arrangements.

•	It may be difficult to finance the VIE by means of loans or capital contributions. Loans from our offshore parent company to the VIE must be approved by the relevant PRC government body and such approval may be difficult or impossible to obtain. Because the VIE are domestic PRC enterprises owned by nominee shareholders, the Group is not likely to finance their activities by means of direct capital contributions either.

If the Company, its PRC subsidiary and VIE are found to be in violation of any existing or future PRC laws or regulations, or fail to obtain or maintain any of the required permits or approvals, the relevant PRC regulatory authorities would have broad discretion in dealing with such violations, including requiring the Company to undergo a costly and disruptive restructuring such as forcing the Company to transfer its equity interest in the PRC subsidiaries to a domestic entity or invalidating the VIE agreements. If the PRC government authorities impose penalties which cause the Company to lose its rights to direct the activities of and receive economic benefits from the VIE, the Company may lose the ability to consolidate and reflect in its financial statements the results of operation of the VIE. The Company, however, does not believe such actions would result in the liquidation or dissolution of the Company, the WFOE or VIE.

Summary financial information of the VIE subsidiaries included in the accompanying consolidated financial statements with intercompany balances and transactions eliminated are as follows:

	December 31, 2015	December 31, 2015
	RMB	US$ (Note 3)
Total assets	4,725,371	729,472
Total liabilities	3,287,093	507,440

	December 31, 2015	December 31, 2015
	RMB	US$ (Note 3)
Revenue	3,613,630	557,848
Net loss	(8,476,011)	(1,308,471)

The VIE suffered operating loss for each year ended December 31, 2015, thus no service fee was charged by WOFE during the year ended December 31, 2015.

The VIE contributed an aggregate of 100% of the consolidated net revenues for the year ended December 31, 2015. As of the year ended December 31, 2015, the VIE accounted for an aggregate of 1.1% of the consolidated total assets, and 19.5%, of the consolidated total liabilities.

There are no consolidated VIE’ assets that are collateral for the VIE’ obligations and can only be used to settle the VIE’s obligations.

Relevant PRC laws and regulations restrict the VIE from transferring a portion of its net assets, equivalent to the balance of its statutory reserve and its share capital, to the Company in the form of loans and advances or cash dividends. Please refer to Note 11 for disclosure of restricted net assets.

5. PROPERTY AND EQUIPMENT, NET

Property and equipment, net consists of following:

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
	(Unaudited)		(Note 3)
Property and equipment	—	9,225,129	1,424,115
Less: accumulated depreciation	—	(940,486)	(145,187)

Net book value	—	8,284,643	1,278,928

Depreciation charges for the year ended December 31, 2015 amounted to RMB0.9 million (US$0.1 million).

6. INTANGIBLE ASSETS, NET

Gross carrying amount, accumulated amortization and net book value of the intangible assets as of December 31, 2015 are as follows:

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
	(Unaudited)		(Note 3)
Acquired game licenses	—	64,936,000	10,024,391
Less: Accumulated amortization	—	(1,551,249)	(239,472)

Net book value of intangible assets subject to amortization	—	63,384,751	9,784,919

In August 2014, the Group entered into a license agreement with Red 5 Singapore Pte. Ltd., a subsidiary of The9 Limited, a subsidiary of a shareholder of the Group, for publishing and operating Firefall for a five-year term in China. Under this license agreement, the Group is expected to pay Red 5 Singapore Pte. Ltd. no less than US$160 million (inclusive of license fee and royalties) during the term of this agreement. In the period from May 26, 2014 (date of establishment) to December 31, 2014 (unaudited) and year ended December 31, 2015, a license fee of nil and RMB 64.9 million (US$10 million) has been paid under this agreement.

Amortization expense related to intangible assets was RMB 1.6 million (US$0.2 million) for the year ended 2015. As of December 31, 2015, the estimated amortization expense from existing intangible assets for each of the five succeeding fiscal years is as follows:

	RMB	US$
		(Note 3)
2016	12,987,200	2,004,878
2017	12,987,200	2,004,878
2018	12,987,200	2,004,878
2019	12,987,200	2,004,878
2020	11,435,951	1,765,407

Total	63,384,751	9,784,919

7. OTHER LONG-LIVED ASSETS

In November 2015, the Group entered into a license agreement with Smilegate Entertainment, Inc. (“SG”), a leading Korean game developer, for publishing and operating Cross Fire 2 on an exclusive basis for a five-year term in mainland China. In consideration for this exclusive license, the Group made an upfront payment of US$50 million as of December 31, 2015. Subject to the terms of this licensing agreement, the Group will make additional payments totaling US$450 million in the future based on certain development and operation milestones of Cross Fire 2.

8. TAXATION

Hong Kong

The Group and its subsidiaries in Hong Kong did not have assessable profits that were derived in Hong Kong during the years ended December 31, 2015. Therefore, no Hong Kong profit tax has been provided for in the years presented.

The PRC

The Group’s subsidiaries and VIE subsidiary in the PRC are subject to Enterprise Income Tax (“EIT”) on the taxable income as reported in their respective statutory financial statements adjusted in accordance with the PRC Enterprise Income Tax Law (“EIT Law”). The Group’s subsidiaries and VIE subsidiary in the PRC are generally subject to EIT at a statutory tax rate of 25%.

Composition of income tax benefit

The current and deferred portions of income tax expense included in the consolidated statements of operations and comprehensive loss are as follows:

	2014	2015	2015
	RMB	RMB	US$
	(Unaudited)		(Note 3)
Current income tax expense	—
Deferred tax benefit	—	6,929,847	1,069,784
Change in valuation allowance	—	—	—

Income tax benefit	—	6,929,847	1,069,784

Reconciliation of the differences between statutory tax rate and the effective tax rate

Reconciliation between the statutory EIT rate and the Group’s effective tax rate is as follows:

	For the period from May 26, 2014 (date of establishment) to December 31, 2014	For the year ended December 31, 2015
	(Unaudited)
PRC Statutory EIT rate	25.0%	25.0%
Effect of different tax rates in other jurisdictions	0.0%	(0.9%)
Change of valuation allowance	0.0%	0.0%
(Income) not subject to tax and non-deductible expenses, net	(25.0%)	(0.2%)
Effective EIT rate	0.0%	23.9%

Significant components of deferred tax assets

	December 31, 2014	December 31, 2015	December 31, 2015
	RMB	RMB	US$
	(Unaudited)		(Note 3)
Accrued expenses	—	528,904	81,649
Depreciation, amortization, and impairment of equipment and intangible assets	—	100,788	15,559
Startup expenses and advertising fee	—	2,291,276	353,712
Tax loss carry forwards	—	4,008,879	618,864

Deferred tax assets	—	6,929,847	1,069,784

The Group considers positive and negative evidence to determine whether some portion or all of the deferred tax assets will be more likely than not realized. This assessment considers, among other matters, the nature, frequency and severity of recent losses, forecasts of future profitability, the duration of statutory carry forward periods, the Group’s experience with tax attributes expiring unused and tax planning alternatives. These assumptions require significant judgment and the forecasts of future taxable income are consistent with the plans and estimates the Group is using to manage the underlying businesses. Valuation allowances are established for deferred tax assets based on a more likely than not threshold. The Group’s ability to realize deferred tax assets depends on its ability to generate sufficient taxable income within the carry forward periods provided for in the tax law. The amount of the deferred tax asset considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced. As of December 31, 2015, the Group’s PRC subsidiaries had net operating loss carry forwards of RMB16million. The loss carrying forward will begin to expire in 2021. No valuation allowance was recorded for the period from May 26, 2014 (date of establishment) to December 31, 2014 (unaudited) and year ended December 31, 2015 as it is determined that it is more likely than not that the relevant deferred tax asset will be realized.

As mentioned in Note 2 above, the Group early adopted ASU 2015-17 to present the deferred tax assets on the non-current balance of nil and RMB 6.9 million (US$1.1 million) as of December 31, 2014 (Unaudited) and 2015, respectively.

In accordance with the Enterprise Income Tax Law (“EIT Law”), dividends, which arise from profits of foreign invested enterprises (“FIEs”) earned after January 1, 2008, are subject to a 10% withholding income tax. In addition, under tax treaty between the PRC and Hong Kong, if the foreign investor is incorporated in Hong Kong and qualifies as the beneficial owner, the applicable withholding tax rate is reduced to 5%, if the investor holds at least 25% in the FIE, or 10%, if the investor holds less than 25% in the FIE. A deferred tax liability should be recognized for the undistributed profits of PRC companies unless the Company has sufficient evidence to demonstrate that the undistributed dividends will be reinvested and the remittance of the dividends will be postponed indefinitely. The Group plans to indefinitely reinvest undistributed profits earned after December 31, 2007 from its China subsidiaries in its operations in the PRC. Therefore, no withholding income taxes for undistributed profits of the Company’s subsidiaries have been provided as of December 31, 2015.

The Group made its assessment of the level of authority for each tax position (including the potential application of interests and penalties) based on the tax positions’ technical merits, and measured the unrecognized benefits associated with the tax positions. The Group did not have any unrecognized tax benefits as of December 31, 2015. The Group does not anticipate that unrecognized tax benefits will significantly increase or decrease within the next twelve months. For the years ended December 31, 2015, the Group did not have any material interest and penalties associated with its tax positions.

According to PRC Tax Administration and Collection Law, the statute of limitations is three years if the underpayment of taxes is due to computational errors made by the taxpayer or withholding agent. The statute of limitations will be extended five years under special circumstances, which are not clearly defined (but an underpayment of tax liability exceeding RMB 0.1 million is specifically listed as a special circumstance). In the case of a related party transaction, the statute of limitations is ten years. There is no statute of limitations in the case of tax evasion. From inception to 2015, the Group is subject to examination of the PRC tax authorities.

9. EMPLOYEE BENEFITS

The full-time employees of the Company’s subsidiaries and VIE subsidiary that are incorporated in the PRC are entitled to staff welfare benefits, including medical care, welfare subsidies, unemployment insurance and pension benefits through a PRC government-mandated multi-employer defined contribution plan. These companies are required to accrue for these benefits based on certain percentages of the employees’ salaries in accordance with the relevant regulations, and to make contributions to the state-sponsored pension and medical plans out of the amounts accrued for medical and pension benefits. The total amounts charged to the consolidated statements of operations and comprehensive loss for such employee benefits amounted to nil and RMB2.7 million (US$0.4 million) for the period from May 26, 2014 (date of establishment) to December 31, 2014 (unaudited) and 2015, respectively. The PRC government is responsible for the medical benefits and ultimate pension liability to these employees.

10. RELATED PARTY TRANSACTIONS AND BALANCES

In August 2014, the Group entered into a license agreement with Red 5 Singapore Pte. Ltd. (“Red 5”), a subsidiary of a shareholder of the Group, for publishing and operating Firefall for a five-year term in China. The Group paid license fee of US$10 million for this license, and the amortization expense amounted to RMB1.6 million (US$0.2 million) as of December 31, 2015. The royalty payable by the Group to Red 5 amounted to RMB0.2 million (US$0.03 million) as of December 31, 2015.

In 2015, the Group entered into a rental agreement with Beijing Star World Technology Co. Ltd. (“Star World”), a subsidiary of the investor of the Group. According to the agreement, the group pays a rental fee to Star World for the provision of workspace and facility. Rental expenses charged to the Group amounted to RMB0.8 million (US$0.1 million) for year ended December 31, 2015.

In addition, the amount due to certain subsidiary of a shareholder of the Group amounted to RMB1.5 million (US$0.2 million) as of December 31, 2015.

11. STATYTORY RESERVE

Pursuant to laws applicable to entities incorporated in the PRC, the subsidiaries and the VIEs of the Group in the PRC must make appropriations from after-tax profit to non-distributable reserve funds. These reserve funds include one or more of the following: (i) a general reserve, (ii) an enterprise expansion fund and (iii) a staff bonus and welfare fund. Subject to certain cumulative limits, the general reserve fund requires annual appropriation of 10% of after tax profit (as determined under accounting principles generally accepted in the PRC at each year-end) until the accumulative amount of such reserve fund reaches 50% of their registered capital; the other fund appropriations are at the subsidiaries’ discretion. These reserve funds can only be used for specific purposes of enterprise expansion and staff bonus and welfare are not distributable as cash dividends. The appropriation to these reserves by the Group’s PRC entities were nil and nil for the years ended December 31, 2014 (unaudited) and 2015. The accumulated reserves as of December 31, 2014(unaudited) and 2015 are both nil.

12. COMMITMENTS AND CONTINGENCIES

Capital obligations

In August 2014, the Group entered into a license agreement with Red 5 for publishing and operating Firefall for a five-year term in China. The Group paid license fee of US$10 million for this license. Under this license agreement, the Group is committed to pay to Red 5 at least an additional US$150 million royalties during the contract period.

Under an agreement dated August 20, 2015, if the Board of the Group decides to start the closed beta testing or commercial launch of CrossFire 2, Globe Wealthy shall contribute to Oriental Shiny an initial capital of US$50 million, and additional capital of US$70 million and US$180 million after the closed beta testing and commercial launch of CrossFire 2, respectively. Such capital shall be used to pay the license fee for the initial three-year term under the CrossFire 2 license agreement to be entered into between Oriental Shiny and Smilegate. In addition, Globe Wealthy will make additional cash contributions to Oriental Shiny as may be necessary for publishing, operating and marketing CrossFire 2. If the CrossFire 2 license is extended for two years for an additional license fee of US$200 million pursuant to the terms of the license agreement, Globe Wealthy will be required to make an additional capital contribution of US$200 million to Oriental Shiny for the payment of such additional license fee. Smilegate shall hold nominal shares in Oriental Shiny upon the incorporation of Oriental Shiny.

13. SUBSEQUENT EVENT

The Group has evaluated events subsequent to the balance sheet date of December 31, 2015 through [date of the audit report], which is the date the consolidated financial statements were available to be issued.